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EXHIBIT 16





Securities and Exchange Commission
Washington, D.C. 20549

July 28, 1997

Ladies and Gentlemen:

We were previously principal accountants for Tristar Corporation and, under the date of December 11, 1996, we reported on the consolidated financial statements of Tristar Corporation and subsidiaries as of and for the years ended August 31, 1996 and 1995. On July 22, 1997, our appointment as principal accountants was terminated. We have read Tristar Corporation's statements included under
Item 4 of its Form 8-K dated July 22, 1997, and we agree with such statements, except that we are not in a position to agree or disagree whether Tristar Corporation's audit committee of the board of directors recommended the action taken with respect to KPMG Peat Marwick, LLP, or any of the statements in paragraph 4a(2).

Very truly yours,

/s/ KPMG Peat Marwick, LLP